Exhibit 99.18

CONSENT OF KATHLEEN ALTMAN

I hereby consent to the use of my name and the name of my company in connection with the following, which are being reference in the annual report on Form 40-F of Minera Andes Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The technical report titled “Canadian National Instrument 43-101 Technical Report Updated Preliminary Assessment Los Azules Project”, with an effective date of December 1, 2010 (the “Los Azules Report”);

2.               The current mineral resource estimates of the Los Azules project; and

3.               The annual information form of the Company dated March 28th, 2011, which includes reference to my name and company name in connection with information relating to the Los Azules Project and the Los Azules Report.

Date: March 30th, 2011

“Signed” Kathleen Altman
Name: Kathleen Altman, PhD, PE
Title: Director of Process — Mining and Metals
Company: Samuel Engineering, Inc.